

June 13, 2014

Via E-mail
Mr. Jason E. Child
Chief Financial Officer
Groupon, Inc.
600 West Chicago Avenue, Suite 400
Chicago, Illinois 60654

> **Re: Groupon, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-35335**

Dear Mr. Child:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results…, page 32

1.   We note the substantial growth of your Goods business, especially where you are the merchant of record, for 2013 and the first quarter of 2014. We note disclosures in the Form 10-K and Form 10-Q for these periods discussing the Goods business as generally having lower margins because of shipping and fulfillment costs. We also note disclosures in these periodic reports discussing that gross profit declined for third party and other revenue, but grew for direct revenue (which generally consists of Groupon Goods). In future filings, please expand your discussion in the MD&A and Business sections to discuss the increasing significance of Groupon Goods to your overall business. Further, discuss specific aspects of this business growth and how it may impact your financial results or liquidity. For instance, the "Factors Affecting Our Performance" sections of these reports state that deal sourcing and quality, marketing activities, and

competitive pressure are contributing to lower deal margins. Please highlight, as applicable, in this section whether the growth of the Goods business may affect your margins and profitability.

Revenue Recognition, page 73

2.   We note in the last paragraph on page 73 that you changed your revenue recognition policy in Germany in response to a German tax ruling that required you to remit value-added taxes earlier on unredeemed Groupons. Please explain to us why this tax ruling impacted your interpretation of German law and, consequently, the timing of revenue recognition. Also, please explain to us why you did not disclose this change in policy as a correction of an error.

Other-Than-Temporary Impairment, page 77

3.   We note your decision not to provide significant funding to F-tuan and your belief that there is substantial doubt as to F-tuan's ability to continue to operate as a going concern. Since you operate in China through F-tuan, please clarify for us whether and how you intend to maintain any presence in China, if at all, after discontinuing further financial support for F-tuan.

Changes in Internal Control Over Financial Reporting, page 131

4.   As stated, during the period covered by your annual report, there was no change in your internal control … that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. However, we note elsewhere in your filing that you are in the process of migrating your EMEA and Rest of World segments to North America's technology platform, have launched your own fulfillment center in the fourth quarter of 2013 (a change from third party inventory fulfillment), and, in addition, continue to refine your sales management and administrative processes (including through automation) in connection with your efforts to generate increased operating efficiencies. Tell us how you considered the impact of these activities on your internal controls.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, (202) 551-6971 or Ajay Koduri, Senior Counsel, at (202) 551-3310 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director